Second Quarter Report
to Shareholders
June 30, 2004

MASONITE INTERNATIONAL CORPORATION
Quarterly Report to Shareholders
June 30, 2004

Management’s Report on Financial Statements

The accompanying unaudited consolidated financial statements of Masonite International Corporation are the responsibility of management and have been prepared in accordance with Canadian generally accepted accounting principles. The unaudited consolidated financial statements and information in Management’s Discussion and Analysis (“MD&A”) include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration of materiality and have been prepared on a consistent basis with that in the annual audited consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures have been designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to ensure that financial information is relevant and reliable. The Company’s independent auditors’, KPMG LLP, did not perform a quarterly review engagement of these unaudited consolidated financial statements.

The Audit Committee of the Board of Directors is composed of independent directors and meets periodically with the independent auditors and management representatives to review the unaudited consolidated quarterly and annual audited financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP’s audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these unaudited consolidated financial statements.

July 19, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of six months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$1,032,534	$859,172
Cost of sales	807,433	666,846

	225,101	192,326
Selling, general and administration	90,527	82,810

Income before the undernoted	134,574	109,516
Depreciation and amortization	27,470	23,838

Income before other expense, interest and income taxes	107,104	85,678
Other expense	1,196	330
Interest	17,903	18,266

	88,005	67,082
Income taxes	21,300	17,061

	66,705	50,021
Non-controlling interest	2,770	2,338

Net income	63,935	47,683

Retained earnings, beginning of period	403,525	295,854

Retained earnings, end of period	$467,460	$343,537

Earnings per share:
Basic	$1.17	$0.89

Diluted	$1.14	$0.87

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$564,567	$456,955
Cost of sales	443,847	354,157

	120,720	102,798
Selling, general and administration	47,033	42,027

Income before the undernoted	73,687	60,771
Depreciation and amortization	14,546	12,070

Income before other (income) expense, interest and income taxes	59,141	48,701
Other (income) expense	(534)	101
Interest	9,338	9,399

	50,337	39,201
Income taxes	12,372	10,066

	37,965	29,135
Non-controlling interest	1,774	1,796

Net income	36,191	27,339

Retained earnings, beginning of period	431,269	316,198

Retained earnings, end of period	$467,460	$343,537

Earnings per share:
Basic	$0.66	$0.51

Diluted	$0.65	$0.50

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30	December 31
	2004	2003
ASSETS
Cash	$171,611	$129,676
Accounts receivable	289,389	258,264
Inventories	342,657	321,145
Prepaid expenses	25,712	17,185
Current future income taxes	29,137	29,318

	858,506	755,588

Property, plant and equipment	811,338	752,110
Goodwill and other intangibles	284,071	130,475
Other assets	57,616	46,663
Long-term future income taxes	4,408	8,315

	1,157,433	937,563

	$2,015,939	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$11,634	$6,608
Accounts payable and accrued liabilities	346,904	301,484
Income taxes payable	24,237	27,013
Current portion of long-term debt	56,849	35,498

	439,624	370,603
Long-term debt	616,574	447,260
Long-term future income taxes	118,229	106,662
Non-controlling interest	43,918	35,986

	1,218,345	960,511

Share capital	270,822	266,870
Contributed surplus	441	191
Retained earnings	467,460	403,525
Cumulative translation adjustments	58,871	62,054

	797,594	732,640

	$2,015,939	$1,693,151

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of six months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$63,935	$47,683
Depreciation and amortization	27,470	23,838
Non-controlling interest	2,770	2,338
Cash reinvested in working capital and other	(6,494)	(90,682)

	87,681	(16,823)

Cash provided by (used in) investing activities
Proceeds from sale of assets	418	2,239
Acquisitions (note 2)	(185,745)	(4,271)
Additions to property, plant and equipment	(32,300)	(21,164)
Other investing activities	(15,525)	228

	(233,152)	(22,968)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,952	4,499
Increase in bank and other indebtedness	5,026	33,748
Net issue (repayment) of long-term debt	176,782	(33,119)

	185,760	5,128

Net foreign currency translation adjustment	1,646	9,649

Increase (decrease) in cash	41,935	(25,014)
Cash, beginning of period	129,676	47,644

Cash, end of period	$171,611	$22,630

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$36,191	$27,339
Depreciation and amortization	14,546	12,070
Non-controlling interest	1,774	1,796
Cash from (reinvested in) working capital and other	70,648	(26,839)

	123,159	14,366

Cash provided by (used in) investing activities
Proceeds from sale of assets	303	2,005
Acquisitions (note 2)	(22,472)	(4,271)
Additions to property, plant and equipment	(16,540)	(12,945)
Other investing activities	(10,383)	813

	(49,092)	(14,398)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	948	3,858
Decrease in bank and other indebtness	(6,386)	(6,616)
Repayment of long-term debt	(11,361)	(8,068)

	(16,799)	(10,826)

Net foreign currency translation adjustment	756	6,502

Increase (decrease) in cash	58,024	(4,356)
Cash, beginning of period	113,587	26,986

Cash, end of period	$171,611	$22,630

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of six months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$827,242	$690,850
Europe and other	224,778	186,752
Intersegment	(19,486)	(18,430)

	$1,032,534	$859,172

Segment operating income
North America	$100,030	$80,757
Europe and other	23,987	20,339

	124,017	101,096

Expenses
General	16,913	15,418
Interest	17,903	18,266
Other expense	1,196	330
Income taxes	21,300	17,061
Non-controlling interest	2,770	2,338

	60,082	53,413

Net income	$63,935	$47,683

Product line segment data
Sales:
Interior products	$656,178	$572,047
Exterior products	376,356	287,125

	$1,032,534	$859,172

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$459,305	$366,631
Europe and other	115,743	98,815
Intersegment	(10,481)	(8,491)

	$564,567	$456,955

Segment operating income
North America	$54,955	$44,813
Europe and other	12,931	11,557

	67,886	56,370

Expenses
General	8,745	7,669
Interest	9,338	9,399
Other (income) expense	(534)	101
Income taxes	12,372	10,066
Non-controlling interest	1,774	1,796

	31,695	29,031

Net income	$36,191	$27,339

Product line segment data
Sales:
Interior products	$337,247	$288,469
Exterior products	227,320	168,486

	$564,567	$456,955

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements, which differ in some respects from United States GAAP. The differences between Canadian and United States GAAP are disclosed in Note 14 of these unaudited consolidated financial statements. In these unaudited consolidated financial statements, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s (the “Company”) annual audited financial statements for the year ended December 31, 2003.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated upon consolidation. The results of subsidiaries acquired during the period are consolidated from their respective dates of acquisition.

New Accounting Standards

(a) Accounts Receivable

Effective June 2004, the Company applied the Canadian Institute of Chartered Accounts (“CICA”) Accounting Guideline 12, “Transfer of Receivables” which is substantially similar to United States Accounting Standard SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets, and Extinguishments of Liabilities”. This guideline establishes the criteria to be met in order to account for the transfer of accounts receivable as a sale. These criteria are that the transferred receivables have been put presumptively beyond the reach of the Company and its creditors after the sale, that there are no constraints put on the transferee taking advantage of its right to pledge or exchange the assets received, and that the Company no longer maintains effective control over the transferred receivables. The Company has assessed the transfer agreement, concluding that all of the above criteria have been met. Note 3 to these unaudited consolidated financial statements contains additional disclosure with respect to the transfer of accounts receivable.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

(b) Employee Future Benefits

In April 2004, the CICA revised Handbook Section 3461, “Employee Future Benefits”, which became effective for interim periods ending June 30, 2004. The revised standard establishes additional disclosures surrounding pension expense for interim periods, requiring interim disclosures for pension expense to be similar to annual disclosures. The additional disclosure requirements of this new standard are included in Note 7 of these unaudited consolidated financial statements.

(c) Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which became effective January 1, 2004. The standard establishes recognition, measurement and disclosure standards applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. The Company has assessed the effect of this new standard and has determined that it has no significant impact on the unaudited consolidated financial statements.

(d) Hedging Relationships

In December 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships”. This guideline establishes new criteria for hedge accounting and is effective for the Company’s current fiscal year. The Company has reassessed all hedging relationships to determine whether the criteria have been met. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. All significant current hedging relationships have been adequately documented and effectiveness has been assessed in order to comply with the requirements to continue to apply hedge accounting.

(e) Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

In July 2003, the CICA issued Handbook Sections 1100, “Generally Accepted Accounting Principles”, and 1400, “General Standards of Financial Statement Presentation”. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. Upon adoption of these recommendations as of January 1, 2004, the Company determined that they have no significant impact on the unaudited consolidated financial statements.

(f) Revenue Recognition

In December 2003, the CICA issued Emerging Issues Committee (“EIC”) abstracts 141 “Revenue Recognition”, 142 “Revenue Arrangements with Multiple Deliverables”, and 143 “Accounting for

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

Separately Priced Extended Warranty and Product Maintenance Contracts”. These abstracts now conform Canadian to United States GAAP regarding revenue recognition and were effective for fiscal years beginning on or after January 1, 2004. The Company has determined that the adoption of these abstracts have no significant impact on the unaudited consolidated financial statements.

NOTE 2: ACQUISITIONS

During the quarter ended June 30, 2004, the Company acquired 75% of the shares of a door manufacturer in Eastern Europe. In the first quarter ended March 31, 2004, the Company purchased the residential entry door business of The Stanley Works. Consideration for these acquisitions was paid in cash. These acquisitions have been accounted for using the purchase method of accounting.

The preliminary purchase price for these acquisitions, which are subject to certain post closing adjustments, was allocated as follows:

Current assets	$30,458
Fixed assets	53,768
Goodwill and intangibles	154,262
Other assets	2,023
Liabilities assumed	(35,048)
Long-term debt	(13,744)
Non-controlling interest	(6,208)

185,511

Consideration:
Cash	$185,511

During the quarter, the Company also made an equity investment in a door component manufacturing entity for cash consideration of $8,000 and increased its ownership percentage in a less than wholly owned subsidiary for cash consideration of $234.

NOTE 3: ACCOUNTS RECEIVABLE

At the end of the second quarter, the Company entered into an agreement with its lead banker to sell up to $75 million of non-interest bearing trade accounts receivable. Under this agreement, the Company acts as the servicer of the receivables, and is permitted to sell, on an ongoing basis, additional eligible accounts receivable on an agreed upon timetable.

At quarter end, the Company had sold $65.0 million (2003 — $nil) of trade accounts receivable under this agreement, and excluded this amount from the balance of accounts receivable. The discount recognized on this transaction in the period was $107 (2003 — $nil). The Company does not have a retained interest in the receivables sold under this facility.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 4: INCOME TAXES

The Company’s income tax expense for the six month and three month periods ended June 30, 2004 and June 30, 2003 is comprised of:

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Current	$5,664	$10,176	$5,600	$7,473
Future	15,636	6,885	6,772	2,593

	$21,300	$17,061	$12,372	$10,066

NOTE 5: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount
June 30, 2004	54,825,199	$270,822
August 3, 2004	54,731,699

Information with respect to the Company’s stock option plan for the six month period ended June 30, 2004 and June 30, 2003 is as follows:

	June 30, 2004		June 30, 2003
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Options outstanding, beginning of period	2,743,750	$12.20	3,657,200	$9.30
Options granted	—	—	—	—
Options exercised	391,400	$10.10	539,500	$8.34
Options cancelled	—	—	2,000	$16.58

Options outstanding, end of period	2,352,350	$12.23	3,115,700	$11.32

In June 2004, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange to repurchase up to 4.7 million common shares, for cancellation, over the period from June 11, 2004 to June 10, 2005. The shares will be repurchased at the market price. The number of shares repurchased during any 30-day period may not exceed 2% of the total outstanding common shares. There were no common shares repurchased during the three month period ending June 30, 2004.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 6: STOCK BASED COMPENSATION

(a) Stock option plan

In 2003, the Company adopted on a prospective basis the fair value method of accounting for stock options. The fair value method was applied to all stock options issued on or after January 1, 2003. Compensation expense relating to stock options recorded in the income statement for the six months ended June 30, 2004 amounted to $250 (2003 — $nil); and for the three month period ended June 30, 2004 compensation expense totaled $125 (2003 — $nil).

For options granted in 2002, the pro-forma effect of fair value accounting applied to stock options issued between January 1 and December 31, 2002 for the six month and three month periods ending June 30, 2004 and June 30, 2003 is as follows:

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net income as reported	$63,935	$47,683	$36,191	$27,339
Deduct: Stock based compensation costs using fair value method, net of tax	(300)	(605)	(104)	(225)

Pro-forma net income	$63,635	$47,078	$36,087	$27,114
Net income per share
Basic – as reported	$1.17	$0.89	$0.66	$0.51
Basic – pro-forma	1.16	0.88	0.66	0.50

Diluted – as reported	$1.14	$0.87	$0.65	$0.50
Diluted – pro-forma	1.14	0.86	0.64	0.49

(b) Other stock-based compensation plan

Total compensation expense recorded in connection with the Company’s Restricted Share Unit and Deferred Share Unit plans for the six month ended June 30, 2004 was $1,468 (2003 — $Nil). For the three month period ended June 30, 2004, total compensation expense was $600 (2003 — $Nil).

NOTE 7: PENSION AND POST-RETIREMENT BENEFITS

(a) Defined contribution plans

For certain subsidiaries the Company matches a portion of employee contributions to defined contribution retirement plans. Total contributions by the Company for the six month and three month periods ended June 30, 2004 and June 30, 2003 were as follows:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Cash contributions	$2,915	$2,812	$1,408	$1,331

(b) Defined benefit plans

Certain of the Company’s subsidiaries maintain defined benefit pension plans for specific employees. Information about the Company’s total benefit cost for these defined benefit plans for the six month and three month periods ended June 30, 2004 and June 30, 2003 is as follows:

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Current service cost	$434	$865	$217	$432
Interest cost	1,683	1,699	841	850
Expected return on plan assets	(1,939)	(1,987)	(969)	(994)
Amortization of prior service cost	—	48	—	24

Net benefit cost	$178	$625	$89	$312

In the fourth quarter of 2003, the Company curtailed its defined benefit pension plan for U.S. salaried and non-unionized hourly workers. In addition, the Company also maintains certain other defined benefit plans, principally in the U.K. which have been curtailed in prior years and for which the net pension liability is not significant.

(c) Post-retirement benefits

Certain of the Company’s subsidiaries maintain defined post-retirement benefit plans for specific employees. Information about the Company’s total benefit cost for these post-retirement benefits for the six month and three month periods ended June 30, 2004 and June 30, 2003 is as follows:

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Current service cost	$117	$152	$58	$76
Interest cost	104	134	52	67
Settlement gain	(45)	—	(22)	—
Curtailment gain	(2,015)	—	(2,015)	—

Net benefit cost (income)	$(1,839)	$286	$(1,927)	$143

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 8: EARNINGS PER SHARE

The computations for basic and diluted earnings per share for the six month and three month periods ending June 30, 2004 and June 30, 2003 are as follows:

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net income	$63,935	$47,683	$36,191	$27,339

Weighted average number of common shares outstanding (000’s):
Basic	54,746	53,607	54,789	53,706
Effect of share options and warrants	1,293	1,424	1,262	1,344

Diluted	56,039	55,031	56,051	55,050

Earnings per share
Basic	$1.17	$0.89	$0.66	$0.51
Diluted	1.14	0.87	0.65	0.50

All share options to purchase common shares during the three and six month periods ended June 30, 2004 and 2003 were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the period.

The sum of basic and diluted earnings per share for the quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

NOTE 9: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At June 30, 2004, unrealized gains totaled $438 (2003 — $5,772) and unrealized losses totaled $1,532 (2003 — $971). At June 30, 2004, the Company had forward contracts in place to sell UK pound sterling in the amount of £3,000 in exchange for U.S. dollars over a period of 6 months at an average exchange rate of $1.6543, and £9,000 in exchange for euros over a period of 6 months at an average exchange rate of ¬1.3955. In addition, the Company had forward contracts in place to sell US dollars in the amount of $28,639 in exchange for Canadian dollars over a period of 10 months at an average exchange rate of $1.3745.

Future minimum payments, for the next five periods ending June 30, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at June 30, 2004:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

2005	$16,910
2006	11,420
2007	8,202
2008	6,038
2009	4,399
Thereafter	11,876

$58,845

NOTE 10: GUARANTEES AND CONTINGENCIES

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

The Company was a guarantor under certain performance letters of credit arising from a previous transaction in the amount of $8.9 million which were extinguished in April 2004.

NOTE 11: LONG-TERM DEBT

	June 30,	December 31,
	2004	2003
Bank term loans due August 31, 2006	$66,918	$34,418
Bank term loans due August 31, 2008	572,556	425,181
Bank term loans due June 28, 2007	17,500	20,000
Other loans with various maturities	16,449	3,159

	673,423	482,758
Less current portion	56,849	35,498

	$616,574	$447,260

During the first six months of 2004, the Company negotiated additional term borrowing of $200 million that were used principally to fund an acquisition (see Note 2). The new facilities consist of a $50 million term loan due August 31, 2006 bearing interest at LIBOR plus 1.50%, and a $150 million term loan due August 31, 2008 bearing interest at LIBOR plus 2.25%. The additional borrowings have terms and conditions substantially similar to the existing borrowings. Interest on long-term debt in the six month period ended June 30, 2004 was $17,339 (2003 — $16,814) and for the three months ending June 30, 2004 was $9,132 (2003 — $8,458).

The aggregate amount of principal repayments in each of the next five periods ending June 30 is as follows:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

2005	$56,849
2006	34,746
2007	19,178
2008	520,908
2009	41,742

NOTE 12: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the six month and three month periods ending June 30, 2004 and June 30, 2003 are as follows:

	For the Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Interest paid	$16,686	$21,147	$9,452	$9,008
Income taxes paid	13,193	10,440	6,586	5,066
Income tax refunds	4,749	365	2,685	277
Note payable issued in connection with business combination	—	659	—	659

NOTE 13: ADDITIONAL SEGMENTED INFORMATION

	June 30,	December 31,
	2004	2003
Property, plant and equipment:
Canada	$83,115	$84,163

North America	$515,768	$473,230
Europe and other	295,570	278,880

	$811,338	$752,110
Goodwill and other intangibles:
Canada	$54,335	$26,442

North America	$254,502	$120,578
Europe and other	29,569	9,897

	$284,071	$130,475

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 14: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company’s unaudited consolidated financial statements for the six month and three month periods ended June 30, 2004 and June 30, 2003 respectively:

	Six Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net income based on Canadian GAAP	$63,935	$47,683	$36,191	$27,339
Effect of SFAS 133, net of tax	2,405	(1,524)	1,265	(1,231)

Net income based on United States GAAP	$66,340	$46,159	$37,456	$26,108

Earnings per share under United States GAAP
Basic	$1.21	$0.86	$0.68	$0.49
Diluted	1.18	0.84	0.67	0.47

Effect of SFAS 133

United States Accounting Standard SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company’s risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As at June 30, 2004, the total floating rate debt effectively converted to fixed rate debt was $281,250. These agreements mature at various dates through 2006.

The criteria under United States GAAP for hedge accounting were not met prior to the establishment of the above noted interest rate swap agreements. Accordingly, any change in the fair value of the interest rate swaps was reported in income prior to January 1, 2004. As of January 1, 2004, the Company had met the criteria for designating and assessing the effectiveness of hedging relationships, thus the interest rate swaps were designated as cash flow hedges. Under United States GAAP, a portion of the changes in fair values of these financial instruments is recognized in the income statement.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 15: SUBSEQUENT EVENT

Subsequent to quarter end, the Company completed its previously announced acquisition of a 50% equity interest in a composite molding door facing manufacturing facility for consideration of $25 million in cash from Samling Strategic Corporation.

NOTE 16: COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year basis of presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion has been prepared by management and is a review of Masonite International Corporation’s (the “Company” or “Masonite”) financial condition and results of operations for the six months and quarter ended June 30, 2004 based upon Canadian generally accepted accounting principles (“GAAP”). All amounts are in United States dollars unless specified otherwise.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s unaudited consolidated financial statements and annual audited financial statements and accompanying notes for the year ended December 31, 2003.

Overview of the Business

Masonite is one of the world’s largest manufacturers and merchandisers of doors, door components and door entry systems to the home improvement and home construction markets. Masonite operates over 75 facilities in 16 countries and has approximately 14,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

A summary of the Company’s results for the three most recently completed fiscal years is as follows:

	For the Fiscal Year Ended December 31,
	(thousands of dollars, except per share amounts)
	2003	2002 (1)	2001 (1)
Operating Data
Sales	$1,777,238	$1,619,516	$1,421,602
Net income	$107,671	$89,543	$39,460
Net income per share
Basic	$2.00	$1.70	$0.84
Diluted	$1.95	$1.65	$0.84
Balance Sheet Data
Total assets	$1,693,151	$1,462,791	$1,442,286
Long-term financial liabilities (2)	$482,758	$533,582	$489,880

(1) Net income for 2002 includes a gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

(2) Long-term financial liabilities consists of long-term debt including current maturities.

The market demand for building products is determined by various factors including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. These factors influence the demand for building products used in both new residential and commercial construction and, to a lesser extent, affect building products usage in home renovation, remodeling and repair. The pace of existing home sales also affects the demand for building products used in home renovation, remodeling and repair. A significant and growing portion of the Company’s sale of doors, door components and door entry systems are used for home improvement and repair projects.

Results of Operations — Six Months ended June 30, 2004 compared with Six Months ended June 30, 2003

Consolidated sales in the first six months of 2004 increased approximately 20% or $174 million to $1,033 million from sales of $859 million in 2003. The 20% year-over-year sales increase was the result of internal growth (12%) and acquisitions (8%). In all Masonite markets demand in both the home improvement and new construction sectors was stronger in the first half of 2004 than the first half of last year. In 2003, the Company was negatively affected by harsh weather conditions and greater consumer uncertainty because of geopolitical events. Sales in 2004 were positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure. The proportion of revenues from interior and exterior products was approximately 64% and 36% ($656 million and $376 million) respectively in 2004, compared to 67% and 33% ($572 million and $287 million) respectively, in the first half of 2003. The increase in exterior products as a percent of total sales was the result of the Company’s continued focus on exterior products and the March 2004 acquisition of the entry door business from the Stanley Works. Innovative new fiberglass exterior doors, new customers, new programs and continued marketing and advertising also contributed to the growth in exterior products.

Sales in the Company’s principal market segment, North America, increased by approximately 20% to $827 million in the first six months of 2004 versus $691 million reported in the same period in 2003. The 20% year-over-year sales increase was the result of internal growth (11%) and acquisitions (9%). North American sales were positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure.

Sales in the Company’s other segment, Europe and other, increased by approximately 20% to $225 million in the first six months of 2004 versus $187 million in the same period in 2003. The 20% year-over-year sales increase was the result of internal growth (19%) and acquisitions (1%). Demand from both the new construction and home renovation sectors were very strong in the Company’s primary markets in 2004. With the Company’s European acquisition in June, 2004, the Company expanded its European presence to include several eastern European markets.

Cost of sales, expressed as a percentage of sales, increased to 78.2% in 2004 from 77.6% in 2003. Many industries are experiencing increasing costs and, in some cases shortages of supply, particularly as it relates to steel, transportation, lumber and wood related components. These external factors impacted the financial results of the Company in the second quarter. The effect of these cost increases were substantially mitigated through improvements to operating leverage from the 20% increase in sales in the first six months, the use of alternative products and sources of supply, and price increases to customers. The continuing impact of these and other measures is difficult to estimate due to the potential timing difference between input cost changes, availability of material and the Company’s ability to mitigate them. These external factors may impact the financial results of the Company in the second half of 2004. Assuming costs remain relatively stable for the rest of the year, the Company expects improvement in margins in the third and fourth quarters.

Selling, general and administrative expenses as a percentage of sales were 8.8%, or $91 million, compared with 9.6%, or $83 million, in the previous year. The decrease in selling, general and administrative expenses as a per cent of sales is primarily due to the relatively fixed nature of these costs applied over a larger sales base. The expenditure for the year is expected to be approximately 9% of sales.

Consolidated EBITDA margins increased to 13.0% from 12.7% for comparable the six month period. This 13% margin is consistent with the Company’s first quarter 2004 results.

As disclosed in the segmented information of the financial statements, segment operating income margins in the North American segment increased to 12.1% from 11.7% for the six month period. The volatility discussed above disproportionately affected this segment.

As disclosed in the segmented information of the financial statements, segment operating income margins in the Europe and other segment declined to 10.7% from 10.9% for the six month period, primarily as a result of increases in transportation and material costs not offset by increases in prices..

Depreciation and amortization expense increased approximately $3 million in the first six months of 2004 to $27 million from $24 million in 2003. The increase in depreciation and amortization is the result of acquisitions and additional depreciation being incurred on capital expenditures from 2003.

Interest expense decreased approximately $0.4 million in comparison to the first half of 2003. The decrease in finance costs is due to lower debt levels in the first part of 2004 and a reduction in interest rates from last year.

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland.

The Company’s 2004 net income for the first half of the year increased approximately 34% or $16 million to $64 million ($1.17 per share) from $48 million in 2003 ($0.89 per share). Basic earnings per share of $1.17 in 2004 and $0.89 in 2003 are calculated using the weighted average number of shares outstanding for the six-month period of approximately 54.7 million and 53.6 million, respectively. Calculations of diluted earnings per share of $1.14 in 2004 and $0.87 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period. The weighted average number of diluted shares for the six month period ended June 30, 2004 were approximately 56.0 million (2003 – 55.0 million).

Results of Operations — Second Quarter of 2004 compared with Second Quarter of 2003

Consolidated sales in the second quarter of 2004 increased approximately 24% or $108 million to $565 million from sales of $457 million in 2003. The 24% quarter-over-quarter sales increase was the result of internal growth (14%) and acquisitions (10%). In all Masonite markets demand in both the home improvement and new construction sectors was stronger this quarter than the comparable period in 2003. Sales in 2004 were also positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure. The proportion of revenues from interior and exterior products was approximately 60% and 40% ($337 million and $227 million) respectively, in 2004 compared to 63% and 37% ($288 million and $168 million) respectively, in the second quarter of 2003. The increase in exterior products as a percent of total sales was the result of the Company’s continued focus on exterior products and the March 2004 acquisition of the entry door business from the Stanley Works. Innovative new fiberglass exterior doors, new customers, new programs and continued marketing and advertising also contributed to the growth in exterior products.

Sales in the Company’s principal market segment, North America, increased by approximately 25% to $459 million in the second quarter of 2004 versus $367 million reported in the same period in 2003. The 25% quarter-over-quarter sales increase was the result of internal growth (11%) and acquisitions (14%). North American sales were positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure.

Sales in the Company’s other segment, Europe and other, increased by approximately 17% to $116 million in the second quarter of 2004 versus $99 million in the same period in 2003. The 17% quarter-over-quarter sales increase was the result of internal growth (15%) and acquisitions (2%). Demand from both the new construction and home renovation sectors were very strong in the Company’s primary markets in 2004. With the Company’s European acquisition in June, 2004, the Company expanded its European penetration to include several eastern European markets.

Cost of sales, expressed as a percentage of sales, increased to 78.6% in 2004 from 77.5% in 2003. Many industries are experiencing increasing costs and, in some cases shortages of supply, particularly as it relates to steel, transportation, lumber and wood related components. These external factors impacted the financial results of the Company in the second quarter. The effect of these cost increases were substantially mitigated through improvements to operating leverage from the 24% increase in sales in the quarter, the use of alternative products and sources of supply, and price increases to customers. The continuing impact of these and other proactive measures is difficult to estimate due to the potential timing difference between input cost changes, availability of material and the Company’s ability to mitigate them. These external factors may impact the financial results of the Company in the second half of 2004. Assuming costs remain relatively stable for the rest of the year, the Company expects improvement in margins in the third and fourth quarters.

Selling, general and administrative expenses as a percentage of sales were 8.3%, or $47 million, compared with 9.2%, or $42 million, in the comparable quarter. The decrease in selling, general and administrative expenses as a per cent of sales is primarily due to the relatively fixed nature of these costs applied over a larger sales base. The expenditure for the year is expected to be approximately 9% of sales.

Consolidated EBITDA margins decreased to 13.1% from 13.3% for the comparable three month period. This 13% margin is consistent with the Company’s first quarter 2004 results.

As disclosed in the segmented information of the financial statements, segment operating income margins in the North American segment decreased to 12.0% in 2004 from 12.2% in 2003 for the three month period. The volatility discussed above disproportionately affected this segment.

As disclosed in the segmented information of the financial statements, segment operating income margins in the Europe and other segment declined to 11.2% in 2004 from 11.7% in 2003 for the three month period, primarily as a result of increased transportation and material costs not offset by increases in prices.

Depreciation and amortization expense increased approximately $3 million in the second quarter of 2004 to $15 million from $12 million in 2003. The increase in depreciation and amortization is the result of acquisitions and additional depreciation being incurred on capital expenditures from 2003.

Interest expense decreased approximately $0.1 million in comparison to the second quarter of 2003. The decrease in finance costs is due to a reduction in interest rates from last year.

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland.

The Company’s 2004 net income for the second quarter increased approximately 32% or $9 million to $36 million ($0.66 per share) from $27 million in 2003 ($0.51 per share). Basic earnings per share of $0.66 in 2004 and $0.51 in 2003 are calculated using the weighted average number of shares outstanding for the three-month period of approximately 54.8 million and 53.7 million, respectively. Calculations of diluted earnings per share of $0.65 in 2004 and $0.50 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period. The weighted average number of diluted shares for the quarter ended June 30, 2004 was approximately 56.1 million (2003 – 55.1 million).

Summary of Quarterly Results (unaudited)

	Selected Quarterly Information
	(thousands of dollars, except per share amounts)
	June 30,	March 31,	December 31,	September
	2004	2004	2003	30, 2003
Sales	$564,567	$467,967	$455,897	$462,169
Net Income	$36,191	$27,744	$29,198	$30,790
Net Income per Share
Basic (1)	$0.66	$0.51	$0.54	$0.57
Diluted (1)	$0.65	$0.50	$0.53	$0.56

	June 30,	March 31,	December 31,	September
	2003	2003	2002	30,2002
Sales	$456,955	$402,217	$395,808	$427,680
Net Income	$27,339	$20,344	$22,209	$29,176
Net Income per Share
Basic (1)	$0.51	$0.38	$0.42	$0.55
Diluted (1)	$0.50	$0.37	$0.40	$0.53

(1)	The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

Liquidity

Maintaining significant levels of liquidity and generating adequate amounts of free cash flow are important components of the Company’s financial strategy.

The Company generated approximately $88 million of cash flow in operations for the first half of 2004 compared to a use of $17 million in the same period in the prior year. At the end of the second quarter 2004, the Company sold approximately $65 million of trade accounts receivable on a non-recourse basis. The cost of this accounts receivable program is less than the Company’s variable cost of debt.

During the second quarter of 2004, the Company generated approximately $123 million in cash flow from operating activities (2003 — $14 million) primarily through strong earnings and the reduction of working capital. At the end of the second quarter 2004, the Company sold approximately $65 million of trade accounts receivable on a non-recourse basis.

Investing activities used cash of approximately $233 million in the first half of 2004 compared to $23 million in the prior year. Capital expenditures were $11 million higher in the current year as the Company is now servicing a larger fixed asset base. Management expects the Company’s total capital expenditures in 2004 to be in the range of $50 — $60 million. Acquisitions thus far in 2004 consisted of the purchase of the residential entry door business of the Stanley Works for

$163 million and a 75% interest in a door manufacturer in Eastern Europe for $22 million. The Company also made an equity investment in a door component manufacturing facility for cash consideration of $8 million in the second quarter.

Subsequent to quarter end, the Company announced that it had completed its previously announced acquisition of a 50% equity interest in a wood composite molded door facing manufacturing subsidiary of Samling Strategic Corporation for approximately $25 million.

Investing activities in the second quarter used cash of approximately $49 million, as compared to a use of approximately $14 million in the second quarter of 2003. The primary uses of cash in the second quarter of 2004 were capital expenditures ($17 million) and an acquisition ($22 million).

Financing activities in the first half of 2004 generated approximately $186 million of cash flow compared to a cash inflow of $5 million in the prior year. The Company increased its long-term debt by approximately $200 million and made repayments of long term debt of $23 million. The issuance of common shares on the exercise of options and warrants generated $4 million of cash flow in 2004 (2003 — $4 million).

There were no significant financing activities in the second quarter other than normal course debt payments and the continued exercise of options for a net use of cash of approximately $17 million (2003 — $11 million)

The Company’s working capital ratio declined to 1.95 to 1.0 at June 30, 2004 compared to 2.04 to 1.0 at December 31, 2003. The Company’s debt to equity ratio increased to 0.64 to 1.0 at June 30, 2004 compared to 0.49 to 1.0 at December 31, 2003. This increase can be attributed to the acquisitions noted above.

Management believes that its current cash balance plus future cash flows from operations and the additional bank term loans referred to in the above paragraphs will be sufficient to fund its near-term working capital and other investment needs.

The following table summarizes the Company’s significant contractual obligation and commercial commitments at June 30, 2004:

	Contractual Obligation Payments Due by Period
		Less
		than	1-3	4-5	After 5
(In millions of U.S. dollars)	Total	1 year	Years	years	Years
Short-term debt	$12	$12	$—	$—	$—
Long-term debt	$673	$57	$575	$41	$—
Operating leases	$59	$17	$20	$10	$12
Commercial commitments (1)	$188	$48	$110	$30	$—

Total contractual cash obligations	$932	$134	$705	$81	$12

(1) Commercial commitments consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased and the timing of the transaction. Commercial commitments exclude normal course purchase orders for raw materials or other goods and services as they represent authorizations to purchase rather than binding contracts.

Capital Resources

Capital Structure Composition (%)

	June 30,	December 31,	December 31,
	2004	2003	2002
Shareholders’ equity	48%	54%	45%
Non-controlling interest	3	2	2
Short-term debt	1	1	1
Long-term debt (2)	41	35	44
Future income taxes	7	8	8

	100%	100%	100%

(2) Includes current portion of long-term debt

Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

The Company’s senior credit facility consists of a $100 million long-term revolving bank loan and four term loans totaling $639 million. The additional $200 million in loans negotiated in March 2004 was primarily to fund the Stanley Acquisition.

Information on the Company’s debt maturities is disclosed in Note 11 of the unaudited consolidated financial statements. The aggregate amount of long-term debt repayments required over the next five years is approximately $673 million at June 30, 2004 compared to $483 million at December 31, 2003.

Revolving bank lines are maintained to ensure short-term availability of funds. Masonite and its subsidiaries had approximately $128 million of revolving bank credit facilities established at June 30, 2004. Nothing was drawn at June 30, 2004 on the Company’s main $100 million revolving bank loan. Approximately $12 million of the Company’s $28 million of other current revolving bank lines were utilized at the end of the second quarter, and was classified as current bank indebtedness. The Company also had cash on hand of approximately $172 million as at June 30, 2004.

Off Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 5, 7, 11 and 12 in the 2003 annual audited consolidated financial statements and notes 1, 3, 9 and 10 of these unaudited consolidated financial statements.

Transactions with Related Parties

The Company does not engage in transactions with related parties other than in the normal course of business with equity investments.

Critical Accounting Policies and Estimates

Masonite’s significant accounting policies are disclosed in Note 1 of the unaudited consolidated financial statements, and Note 1 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The preparation of these financial statements requires management to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. The following discussion addresses the Company’s more critical accounting policies. These policies are important to the presentation of the operating results and financial position of the Company and require significant judgment or the use of estimates.

Inventory

Masonite values its inventories on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and the lower of cost and net realizable value for finished goods. In determining net realizable value, the Company considers such factors as yield, turnover or aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill and other intangibles

The Company uses the purchase method of accounting for all business acquisitions. Use of the purchase method for acquisitions frequently results in the recording of goodwill and other intangibles as part of the purchase price. Goodwill and intangibles with indefinite lives are not amortized but instead are tested for impairment by the Company in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Other intangible assets are amortized over their estimated useful lives. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. In making this fair value assessment of goodwill and intangible assets, management relies on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to management’s judgment in applying them to the analysis of goodwill and intangible asset impairment. Since management’s judgment is involved in performing goodwill and intangible asset valuation analyses, any change in estimates can affect the valuation of goodwill and intangible assets.

Income Taxes

The Company’s consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which Masonite conducts business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on the Company’s income tax provision and net income in the period in which the determination is made.

Masonite has recorded $34 million of future income tax assets. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, management considered such factors as projected future taxable income, the character of the income tax asset and the reversal of deferred income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets

Management periodically evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis. In performing this evaluation, reliance is placed upon a number of factors, which include operating results, business plans, economic projections and anticipated cash flows. Masonite writes down long-lived assets considered to be impaired based on an undiscounted cash flow test to fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

Employee Future Benefit Plans

The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. The determination of Masonite’s obligations and expenses for these plans uses several statistical and judgment factors that include the probable mortality rates of members, expected investment yields, the rates of wage and salary escalation, and expected ages at which members will retire. These estimates may differ materially from actual results that will occur over an extended period of time. Any significant differences may have a material effect on the recorded pension expense and carrying value of the plans’ net assets or net liabilities. In the second quarter, the Company recognized a $2 million curtailment on its post-retirement benefit plan as a result of the rationalization of non-core products.

Stock-based Compensation

Beginning January 1, 2003, the Company adopted a fair value method of accounting for all stock-based compensation payments to both employees and non-employees as discussed in Note 1(n) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The determination of Masonite’s obligations and compensation expense for these plans uses several mathematical and judgment factors that include: the expected volatility of the Company’s common share price, the anticipated life of the option, an estimated risk free interest rate and the number of options expected to vest. These estimates may differ from actual results that will occur over the life of the option. Any difference in the number of options that ultimately vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

In 2003, the Company adopted a Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) program for certain key executives. Compensation expense related to the RSU’s and DSU’s are recognized over the vesting period. Any significant change in the Company’s share price could have an impact on the compensation expense recognized.

Changes in Accounting Policies

Included in Note 1 to the Company’s unaudited consolidated financial statements is a discussion on recently adopted accounting policies.

Financial Instruments

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. The Company’s policy is not to utilize financial instruments for trading or speculative purposes. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount of which the payments are based. Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Almost 100% of the Company’s interest-bearing debt carries a floating interest rate. Therefore, in the normal course of business Masonite is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.47%. After giving effect to these interest rate swaps, approximately 59% of the Company’s outstanding interest-bearing debt carries a floating interest rate and the other 41% is effectively at fixed rates as at June 30, 2004. Management believes that these interest rate swaps are highly effective in achieving their economic purpose.

The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. The amount of foreign exchange contracts outstanding at June 30, 2004 is described in Note 9 to the unaudited consolidated financial statements. Additional information with respect to the Company’s use of financial instruments is available in the annual audited consolidated financial for the year ended December 31, 2003.

Non-GAAP Financial Measures

This MD&A contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. In this MD&A, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity. In addition, EBITDA is defined as earnings before depreciation and amortization, other (income) expense, interest, income taxes and non-controlling interest.

Normal Course Issuer Bid

In June 2004, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange. A copy of the Notice relating to the Normal Course Issuer Bid may be obtained from the Company, without charge, by contacting the Company’s Investor Relations Department at investorrelations@masonite.com.

Forward-Looking Statements

These unaudited consolidated financial statements, MD&A and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

In addition to the information in the unaudited consolidated financial statements and MD&A, Masonite’s Annual Information Form can be found on the Company’s website at www.masonite.com, and the SEDAR website at www.sedar.com.